SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior)

(Title of Class of Securities)

590188W46

(CUSIP Numbers of Class of Securities)

Mason Reeves

Merrill Lynch & Co., Inc.

222 Broadway, 17th Floor

New York, NY 10038

(212) 670-0427

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Boyd C. Campbell, Jr.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2030

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**
$1,752,169,530	$68,860.26
*	Calculated solely for purposes of determining the filing fee. The amount represents the maximum aggregate purchase price payable for the Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior).
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $68,860.26	Filing Party: Merrill Lynch & Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: January 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

™ Trademark of Merrill Lynch & Co., Inc.

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Merrill Lynch & Co., Inc. (“ML&Co.”), a corporation existing under the laws of Delaware, with the Securities and Exchange Commission (the “SEC”) on January 22, 2009, as amended by Amendment No. 1 filed with the SEC on February 5, 2009 (as amended, the “Schedule TO”), relating to ML&Co.’s offer to purchase its Exchange Liquid Yield Option Notes due 2032 (Zero Coupon—Floating Rate—Senior) (the “Securities”), on the terms and subject to the conditions set forth in the Notice of Change in Control and Offer to Purchase, dated January 22, 2009 (as it may be supplemented or amended, the “Offer to Purchase”), and the related offer materials, filed as exhibits to the Schedule TO. The offer to purchase the Securities on the terms and subject to the conditions set forth in the Offer to Purchase and the related offer materials is referred to as the “Change in Control Offer.” This Amendment is the final amendment to the Schedule TO and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Act”) and to add an additional exhibit.

The information in the Offer to Purchase is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related offer materials filed with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

“The Change in Control Offer expired at 5:00 p.m., New York City time, on February 23, 2009. On February 24, 2009, ML& Co. issued a press release announcing the final results of the Change in Control Offer, a copy of which press release is filed as Exhibit (a)(1)(D) hereto and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

“(a)(1)(D)	Press Release issued on February 24, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH & CO., INC.

By:	/s/ John Thurlow
Name:	John Thurlow
Title:	Assistant Treasurer

Dated: February 24, 2009

EXHIBIT INDEX

(a)(1)(A)*	Notice of Change in Control and Offer to Purchase, dated January 22, 2009.

(a)(1)(B)*	Form of Change in Control Purchase Notice.

(a)(1)(C)*	Press Release issued on January 22, 2009.

(a)(1)(D)	Press Release issued on February 24, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 14, 2004, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit 4(a)(vii) to Merrill Lynch & Co., Inc.’s Form S-3 (Registration No. 333-122639)).

(d)(2)	First Supplemental Indenture, dated as of March 6, 2008, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed March 6, 2008).

(d)(3)	Second Supplemental Indenture, dated as of January 1, 2009, among Merrill Lynch & Co., Inc., Bank of America Corporation and The Bank of New York Mellon, as trustee (filed as Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed January 5, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed by Merrill Lynch & Co., Inc. on January 22, 2009.

4